November 24, 2009

Via EDGAR

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F St. N.E.

Washington, DC 20549

Re:	United Refining Energy Corp.
Preliminary Proxy Statement on Schedule 14A, Amendment No.1
Filed November 10, 2009
Response Letter Dated November 10, 2009
File No. 1-33868

Dear Mr. Schwall:

On behalf of United Refining Energy Corp. (the “Company”) this letter is being filed in response to SEC staff (the “Staff”) comments received by the Company in a letter dated November 20, 2009 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on November 10, 2009. A marked version of the revised Preliminary Proxy Statement (the “Revised Proxy Statement”), is enclosed herewith reflecting all changes from the Preliminary Proxy Statement submitted on November 10, 2009. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Revised Proxy Statement. As requested, seven marked copies of this filing are being sent via hand delivery to Norman Gholson, Esq.

We wanted to inform you of additional changes in the Revised Proxy Statement, which can be summarized as follows:

1.	The Chaparral Delivered Stock has been reduced from 58,000,000 to 51,500,000;
2.	The Chaparral Contingent Stock Consideration has been reduced from 20,000,000 to 10,000,000. All 10,000,000 Chaparral Escrow Stock will be issued at closing and held in escrow. 5,000,000 shares of such Chaparral Escrow Stock may be used to satisfy any indemnification obligations of Chaparral pursuant to the Merger Agreement following the Transaction;
3.	The number of shares of Common Stock reserved for issuance pursuant to the 2009 Long-Term Incentive Plan was increased from 7,500,000 to 8,900,000 shares of Common Stock; and
4.	The amount of founder shares that will remain in escrow and be subject to the same share price target as the Chaparral Escrow Stock was decreased from 5,625,000 to 2,812,500. In addition, the Company’s sponsor has agreed to cancel 4,167,500 founder shares at the closing of the Transaction.

For the Staff’s convenience, we have repeated the Staff’s comments in bold below followed by the Company’s response to aid in your review.

Preliminary Proxy Statement on Schedule 14A, Amendment No.1

General

1.	Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to United Refining Energy Corp., Chaparral Energy, Inc. or their respective affiliates, depending on the context.

We have made all related changes to affected disclosure throughout the Revised Proxy Statement in accordance with the Staff’s comment.

2.	Please update disclosure to provide current information throughout your document, eliminating blanks where such information is known. Where such information is subject to change, you may so indicate by the use of brackets.

We have updated disclosure to provide current information throughout the Revised Proxy Statement in accordance with the Staff’s comment.

Proposed Timing and Related Issues

3.	We note your responses to prior comments 4 and 9 and reissue the comments since your supplemental response assumed clearing comments on the preliminary proxy statement by November 17, 2009. Please provide us with updated information as to your proposed timing, including whether you intend to use expedited delivery methods to send out your materials to security holders, as well as, which security holders will receive soliciting materials via expedited delivery methods. Please also ensure your discussion provides an analysis as to why you believe your time frame in sending out your soliciting materials is timely and provides stockholders and warrant holders sufficient time to make informed voting decisions.

As previously communicated to the Staff, the Company currently anticipates holding its Special Meeting of Warrantholders and Special Meeting of Stockholders on December 9, 2009. This would allow the Company two days to adjourn the special meetings, if necessary. The Company has set November 20, 2009 as the record date for the Special Meetings of Warrantholders and the Special Meeting of Stockholders. Assuming the Staff clears comments on the preliminary proxy statement by 5:30 p.m. on Wednesday, November 25, 2009, it is anticipated that copies of the definitive proxy statement would be printed by 5:30 a.m. on Friday, November 27, 2009. Such proxy statements would then be delivered to both Continental Stock Transfer & Trust Company and Broadridge Financial Solutions at 9:00 a.m. on Friday, November 27, 2009. Each of Continental and Broadridge would then deliver the proxy statements directly to their respective holders (Continental would deliver proxy statements to holders of record and Broadridge would deliver proxy statements to beneficial holders (as opposed to the holders’ brokers, such as Merrill Lynch)) beginning on Friday, November 27, 2009 by Federal Express to expedite delivery. Holders would begin receiving the definitive proxy statement by Monday, November 30, 2009. We hereby advise the Staff that as of the record date, 44,997,999 of the 45,000,000 outstanding Public Shares (99.99%) and 44,998,000 of the 45,000,000 outstanding Public Warrants (99.99%) are held in street name and will have access to Internet and telephone voting. The significant majority of the remaining shares and warrants are held by the Company’s sponsor, which will be represented at the special meetings and therefore do not require Internet or telephone voting.

Additionally, once the Company is clear to file a definitive proxy statement, the Company intends to file a Current Report on Form 8-K and issue a press release alerting the securityholders to the availability of the definitive proxy statement for review online at the SEC’s Web site. Accordingly, the Company believes such timing would provide stockholders and warrantholders a sufficient amount of time to receive the information and vote on the proposals.

We hereby confirm to the Staff that securityholders will have a reasonable amount of time to receive, review, consider and respond to the Company’s proxy solicitation.

4.	We note your statement at the bottom of page 79 that “In order to validly make a warrant election, a holder of Company units must first separate the units into the component Common Stock and Public Warrants in order to validly deliver the Public Warrants to the warrant agent.” As part of your response on timing issues, please explain the timing parameters relating to this step, and whether this can be done electronically.

We respectfully advise the Staff that, inasmuch as 99.99% of the Public Warrants are held in “street name”, we have been advised that a unitholder would notify the broker that the Public Warrants should be delivered to the warrant agent. The units would be separated electronically within 24-48 hours after receipt of the request. The broker would then be able to immediately electronically transfer the Public Warrants via the Depository Trust Company to the Company’s transfer agent. We have amended the Revised Proxy Statement (page 84) to indicate this timeframe with respect to the separation of units.

5.	We note your response to our prior comment 6, in which you state that “the Company has made a determination not to seek stockholder approval of an extension of the Company’s corporate existence beyond December 11, 2009.” However, we note disclosure in the amended preliminary proxy statement that continues to suggest the possibility of an extension. For example, such disclosure is included at the bottom of page 7. Please advise.

We respectfully submit that the Revised Proxy Statement, on the page indicated by the Staff and throughout, references the Company’s charter provision relating to corporate existence, namely that corporate existence ceases on December 11, 2009 or June 11, 2010 if the Company’s stockholders approve an extension. We have included this disclosure throughout the Revised Proxy Statement in the interest of providing accurate disclosure on the charter’s limitations on corporate existence. Moreover, the charter provides that whether to seek such extension is at the option of the Company. Accordingly, we have also indicated on page 9 and otherwise throughout the Revised Proxy Statement that the Company does not intend to pursue such an extension.

6.	We note your response to our prior comment 8. However, you have not updated the disclosure on page 8, which discusses the process for redemption only in terms of marking a paper proxy card or submitting a request in writing (“You may exercise your redemption rights either by checking the box on the proxy card or by submitting your request in writing…”). Please provide consistent disclosure throughout your document regarding the various methods available for voting and exercising redemption rights.

The Revised Proxy Statement has been amended (pages iv, 9, 12 and 72) in accordance with the Staff’s comment.

Other General Comments

7.	We note your revised disclosure regarding the delay in exercisability of the warrants from immediately upon consummation of the Transaction until such time as a post-effective amendment to your registration statement relating to your initial public offering is declared effective. Please disclose the purpose of such post-effective amendment and your anticipated timing for filing the post-effective amendment. In addition, please describe your obligations with respect to maintaining an effective registration statement.

The Revised Proxy Statement has been amended (page 83) in accordance with the Staff’s comment.

8.	Please provide an analysis explaining why you believe the proposed changes to the warrants are not so significant that they constitute the issuance of new securities. Explain to us why you believe that registration under the Securities Act of 1933 is not required. If you are relying on an exemption from registration, identify such exemption and describe the factual basis for the exemption.

We respectfully advise the Staff that we do not believe the proposed changes to the Company Warrants constitute an issuance of new securities as the Company will not be exchanging the Company Warrants for a new warrant subsequent to the Transaction. In connection with the Warrant Amendment Proposal, holders of the Company Warrants will be entitled to make an election with respect to their Company Warrants. Specifically, each holder of Company Warrants may elect to either (a) receive $0.55 in cash upon the redemption of the Company Warrants at the consummation of the Transaction or (b) continue to hold the Company Warrants, subject to the amended Warrant Agreement. In the event a holder determines to redeem its Company Warrants for $0.55, no new security is issued and the Company’s redemption of the Company Warrants upon the consummation of the Transaction will be done pursuant to the redemption provision in the amended Warrant Agreement.

In the event a holder decides to continue holding its Company Warrants, the holder will not be issued a new security but rather continue to hold its Company Warrants, as amended pursuant to the Warrant Amendment. The existing Warrant Agreement, a copy of which was filed as an exhibit to the Company’s registration statement relating to its initial public offering, contemplates that the Company Warrant may be amended, so the warrant holders were on notice that an amendment was possible. Specifically, Section 9.8 of the Warrant Agreement permits the Company and the Warrant Agent to amend any provision of the Warrant Agreement with the affirmative vote of the holders of a majority of the Company Warrants outstanding. Thus, the Company believes the proposed amendments to Company Warrants were contemplated by, and are consistent with, the terms of the Warrant Agreement. In short, the Company Warrants are contracts and, although the offer and sale of Company Warrants are within the purview of the federal securities laws, the ability to amend Company Warrants is a matter of state contract law.

The Company additionally notes that it believes registration pursuant to Section 5 of the Securities Act of 1933 would not afford its warrant holders any additional protections. The Company’s warrant holders are being given the opportunity to vote on the Warrant Amendment Proposal and may elect to receive cash or to retain the amended warrant. The warrant holders will be receiving the proxy statement, which contains disclosure regarding the Warrant Amendment Proposal and the terms of the amended securities.

9.	Please provide in the notices to your securityholders a cross-reference to the more detailed disclosure that begins on page 69 regarding the courses of action available to securityholders.

The notices to securityholders in the Revised Proxy Statement have been amended in accordance with the Staff’s comment.

10.	Please clarify in the forepart of your filing that the proposed amendments to the warrant agreement may result in the mandatory redemption of some outstanding warrants.

The Revised Proxy Statement has been amended (letter to securityholders, notice to warrantholders, pages ii, 3, 6, 19 and 82) in accordance with the Staff’s comment.

11.	We note your response to our prior comment 12 and reissue the comment. For example, we note that the Charter Amendment Proposals are numbered 2(i), 2(ii), etc. in the Notice of Special Meeting of Stockholders but are numbered 2A, 2B, etc. in the Proxy Card.

The warrantholder proxy card contained in the Revised Proxy Statement has been amended in accordance with the Staff’s comment.

12.	We note your disclosure that in the event the minimum funds closing condition is waived, $250 million may not be available and, in fact, the amount available may be as little as $215 million (the minimum amount permitted by the term sheet for Chaparral’s post-closing credit facility, which is expected to replace its current credit facility). We also note your disclosure regarding the enumerated uses of the funds in trust. It appears that such amounts could result in less than $215 million being available. Please advise. In addition, in each instance where you indicate that the funds available for working capital maybe less than $250 million, please indicate what the absolute minimum amount of funds would be.

The terms of Chaparral’s commitment letter for the Proposed Replacement Credit Facility require that at least $215 million of funds must be available from the Company upon consummation of the Transaction in order for Chaparral to be able to close its Proposed Replacement Credit Facility. Therefore, $215 million is the absolute minimum amount of funds that could be available. If all of the permitted uses of funds result in there being less than $215 million available, then the Transaction will not close. Consequently, the Company will need to prioritize the possible use of funds (other than with respect to redemption of Public Shares and the Warrant Redemption), which priority may not be determinable until closing. The Revised Proxy Statement has been amended (pages 5, 10, 20, 40, 42, 43, 44, 51, 78, 99, 100, 135, 140, 150) in accordance with the Staff’s comment to indicate in each instance in which the minimum funds closing condition is mentioned what the absolute minimum amount available for working capital would be.

13.	We note your responses to our prior comments 23 and 24, and we note your statement on page iv that “… a vote in favor of the Merger Proposal or the exercise of redemption rights by stockholder [sic] will preclude a stockholder’s ability to bring a claim for rescission or sustain a claim for damages.” Please provide us with detailed support for this assertion and similar statements elsewhere in the document (such as on pages 71 and 72).

Section 12 of the Securities Act of 1933, as amended, provides that a person shall be liable for civil liabilities arising in connection with prospectuses and communications in violation of section 5 or for offers or sales of a security by the use of any means or instruments of transportation or communication in interstate commerce or of the mails by means of a prospectus or oral communication which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. 15 U.S.C. Section 771(a). Further, Section 12(b) of the Securities Act provides that the person purchasing such security from the violator may sue either at law or in equity to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security. 15 U.S.C. Section 771(b). See also Opinion in the Matter of Christopher H. Zacharias v. SEC. U.S. Court of Appeals for the District of Columbia Circuit; Rel. Nos.: 34-57146, 33-8888 [“…§ 12(a)(1) of the Securities Act, 15 U.S.C. 77l(a)(1), does provide for a rescission remedy against violators of § 5. But it provides that remedy only for “the person purchasing such security from” the violator. 15 U.S.C. 77l(a)”]. The Revised Proxy Statement has been amended (pages iv, 11, 28, 33, 49 and 81) in accordance with the Staff’s comment to clarify that if a holder still held his shares upon learning of the facts omitted from the IPO prospectus, he may have a claim for rescission or damages.

Questions and Answers about the Proposals for Company Warrantholders and Stockholders, page 1

Why is the Company Proposing the Warrant Amendment Proposal?, page 5

14.	Please disclose in this section the potential disadvantages of the proposed changes to the terms of the warrant agreement.

The Company respectfully submits that the answer to the question “Why is the Company Proposing the Warrant Amendment Proposal” discloses the potential disadvantages of the proposed changes to the terms of the warrant agreement (page 6).

15.

It appears from your response to our prior comment 15 that the amendments to the warrant agreement are being proposed, in part, to prevent a change of control under Chaparral’s 8 1/2% senior note indenture. Please provide related disclosure in this section.

The Revised Proxy Statement has been amended (page 5) in accordance with the Staff’s comment.

16.	Please add a question and answer after “Why is the Company Proposing the Warrant Amendment Proposal?” at page 25 to describe the material proposed changes to the warrant agreement. Please provide a tabular comparison of the warrant terms before and after the proposed transactions.

The Revised Proxy Statement has been amended (page 6) in accordance with the Staff’s comment.

How did the Company determine the terms of the Warrant Amendment Proposal?, page 5

17.	We note your response to our prior comment 30 and reissue the comment. Please address directly the issue of how the company or its advisors determined the warrant redemption price. In addition, please describe in this section the fees and other compensation that your advisors may receive upon consummation of the transaction.

The Revised Proxy Statement has been amended (pages 7) in accordance with the Staff’s comment to address the issue of how the Warrant Redemption price was determined. In addition, the Revised Proxy Statement has been amended (page 11) in accordance with the Staff’s comment to describe the fees and other compensation advisors may receive upon consummation of the Transaction.

Summary, page 14

18.	We note your disclosure at page 14 that upon consummation of the Transaction, the units will cease to trade. This does not appear to be consistent with your disclosure in the prospectus from your initial public offering that indicates that securityholders would have the ability to trade your securities as units until such time as the warrants expire or are redeemed. Please advise.

As proposed by the Warrant Amendment Proposal, no less than 50% of the outstanding Company Warrants will be redeemed upon consummation of the Transaction. As such, the Company believes that the public market for units will be significantly limited and such security may not meet the listing requirements of the NYSE. As a result, the Company had determined that it is in its best interest that the units cease to trade following the consummation of the Transaction.

Amendments to the Bylaws of the Company, page 18

19.	We note your response to our prior comment 35 and reissue such comment in part. Please provide a brief description in this section of the material changes to the by-laws that your board intends to adopt in connection with the transaction. For example, and without limitation, please describe the changes to the rights of shareholders with respect to the removal of directors.

The Revised Proxy Statement has been amended (pages 20 and 21) in accordance with the Staff’s comment.

The Merger Proposal, page 17

Certain Benefits of the Company’s Directors and Officers and Others in the Transaction, page 21

20.	We note your response to our prior comment 38. Please provide in this section a cross-reference to the more detailed discussion of the employment agreement with Mr. Catsimatidis that is provided on pages 224 to 225.

The Revised Proxy Statement has been amended (page 25) in accordance with the Staff’s comment.

Actions That May Be Taken to Secure Approval of the Company’s Warrantholders and Stockholders, page 23

21.	We note your disclosure that there is no ceiling on the amount that may be taken from the trust account for the purpose of purchasing Public Shares, other than to the extent such amounts reduce the amount in the trust account below that which is required as a condition to the closing of the Transaction. Because the minimum funds condition may be waived by Chaparral, please revise to state expressly, if true, that funds will be not be taken from the trust account for this purpose unless at least $250 million will be available from the trust fund for working capital.

The Revised Proxy Statement has been amended (page 26) in accordance with the Staff’s comment.

22.	In your response to our prior comment 39, you state that “the Revised Proxy Statement (page 24) discloses that funds from the trust account would only be used for the purchase of Public Shares and not for transactions that would otherwise provide incentives.” However, your disclosure on pages 23 to 24 states that “It is currently anticipated that funds from the trust account would only be used for the purchase of Company Warrants or Public Shares and not for transactions that would otherwise provide incentives to any sellers of such securities [emphasis added].” Please describe any possible incentives that may be provided to holders to encourage them to vote in favor of the transactions.

The Revised Proxy Statement has been amended (pages 26, 48 and 79) in accordance with the Staff’s comment.

23.	We note your disclosure at page 24 that the actions that may be taken to secure approval of your warrantholders and stockholders “provide a way for long-term investors who support the Company and its objectives to immediately become stockholders....” Please advise how these arrangements would provide for your securities to be held by investors that do not currently hold your securities.

The Revised Proxy Statement has been amended (page 27) in accordance with the Staff’s comment.

Opinion of New Century Capital Partners, Inc., page 25

24.	Please describe your obligation to indemnify New Century Capital Partners, Inc. in connection with its opinion.

The Revised Proxy Statement has been amended (page 29) in accordance with the Staff’s comment.

25.	We note your response to our prior comment 41 and reissue the comment. Please clarify whether you will disclose in a current report on Form 8-K any purchase or arrangement for the purchase of your securities by you, Chaparral, or your affiliates regardless of whether they occur before or after the Special Meeting.

The Revised Proxy Statement has been amended (page 27) in accordance with the Staff’s comment.

Risk Factors, page 42

26.	We note your response to our prior comment 44 and reissue the comment in part. Please revise your filing to include risk factor disclosure on this topic.

The Revised Proxy Statement has been amended (page 49) in accordance with the Staff’s comment.

“The NYSE Amex may delist the Company’s securities, which could limit investors’ ability to effect transactions in the Company’s securities and subject the Company to additional trading restrictions,” page 44

27.	We note your disclosure in this risk factor discussion that in order to maintain the listing of your Common Stock on the NYSE Amex, you will be required to file a new listing application upon consummation of the Transaction. Please explain whether this risk factor also applies to the delisting risk to the Public Warrants. If so, please revise your disclosure accordingly.

In addition, please explain whether the Public Warrants, as amended, will continue to be traded on the NYSE-Amex, or whether you will have to submit a new application listing for your Public Warrants, as amended. If the latter, please explain why Rule 13e-3 is inapplicable to this transaction.

The Revised Proxy Statement has been amended (page 47) in accordance with the Staff’s comment in the first paragraph above.

The Company respectfully submits that the Company’s obligation to submit a new listing application for the Company Warrants does not implicate Rule 13e-3. The NYSE and NYSE Amex require the filing of a new listing application in connection with the business combination of any special purpose acquisition company, regardless of the specific terms of such a transaction. This requirement applies to the Common Stock and Public Warrants of the Company. The Company believes this exchange listing requirement, in and of itself, does not make the Company Warrants subject to Rule 13e-3. For example, if the Public Warrants were quoted on the OTC Bulletin Board, a new listing application would not be required solely as a result of the proposed Transaction as is true for a continued listing on the NYSE Amex.

A Rule 13e-3 transaction is any defined transaction, including a proxy solicitation in connection with a merger, which has either a reasonable likelihood or a purpose of producing either of the following effects:

(1)	causing any class of equity securities of the issuer to become eligible for termination of registration or causing the reporting obligations with respect to such class to become eligible for termination or suspension; or

(2)	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Company believes that the NYSE Amex new application listing requirements will not cause the Company Warrants to become eligible for termination of registration or otherwise modify the reporting obligations of the Company following the Transaction. Further, the NYSE Amex new listing application requirement is not causing a class of equity securities not to be listed because the Company expects that the Company Warrants will continue to be listed, uninterrupted, following consummation of the Transaction. In the event NYSE Amex determines not to list the Public Warrants following consummation of the Transaction, the Company intends to immediately seek to list such securities on another exchange.

The exercise of the Company’s directors’ and officers’ discretion in agreeing to changes or waivers…, page 49

28.	We note your response to our prior comment 62 and your disclosure at page 95 that you will not resolicit the stockholders’ approval of the Transaction in the event a condition to closing of the Transaction is waived. This does not appear to be consistent with your disclosure at page 49 that you intend to circulate a new or amended proxy statement and resolicit your stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the stockholder vote on the Merger Proposal. Please advise.

The Revised Proxy Statement has been amended (pages 52 and 100) in accordance with the Staff’s comment to clarify that the Company will not resolicit the stockholders’ approval of the Transaction in the event any condition to closing is waived following the stockholders’ approval of the Merger Proposal.

29.	We note your disclosure that in the event of a change prior to the special meetings, you intend to notify your securityholders of any waiver of any material closing condition to the Transaction “as soon as possible” in advance of the special meetings via first class or overnight mail, if possible, and a press release. Please disclose the minimum amount of time that you would provide between such notification and the date of the special meetings. In addition, please provide an analysis regarding how you will provide investors with sufficient time to make an informed voting decision, taking into account the new information.

Prior to choosing an approach of informing stockholders of the revisions to the Transaction, the Company will consider the appropriate method of updating disclosure to securityholders, the manner by which such information should be disseminated and the sufficiency of time for investors to review the disclosure. In the event that changes to the details of the Transaction are made in a relatively short period prior to the special meetings, the Company will endeavor to provide notification of such changes in as many methods as possible to ensure securityholders are aware of the changes. For example, the filing of a Current Report on Form 8-K and the issuance of a press release, which will be broadly disseminated on PR Newswire and presumably picked up by Yahoo Finance, Bloomberg News, etc., will provide the highest assurance of timely and adequate dissemination of the information to securityholders. Accordingly, in addition to first class or overnight mail, the Company will consider using electronic means of communication in an effort to provide stockholders with at least 48 hours, which is often cited as the amount of time necessary for the dissemination of information to the public, to consider the revised details, return their voting instructions and have them transmitted to the tabulator. With the availability of Internet and telephonic voting, securityholders will have even greater opportunity to fully review and digest all new information.

It has been our observation that investors in SPACs are keenly aware that business combination approvals often times result in modifications to the transaction terms as a result of stockholder feedback in the days (and even hours) prior to a stockholder meeting to consider and approve the transaction. As a result, all interested parties expect various press releases and Current Reports on Form 8-K filings in the days immediately prior to the stockholders’ special meeting to consider and approve the transaction and often receive real-time alerts to new releases and 8-K filings in that period. Such changes are not unusual in the SPAC market and have become common place over the past several years.

Dissemination of new information by electronic means, such as the filing of an 8-K and the issuance of a press release, will also provide the best opportunity for new potential investors who were monitoring the transaction developments but had not yet committed to investing (who would not receive any mailing of new information as they were not holders of the Company’s securities on the record date), to receive information concerning the revised details and make an informed investment decision. Furthermore, depending on the circumstances, mailing information may be counterproductive in the effort to inform stockholders as expeditiously as possible as electronic methods of communication are more efficient toward the goal of timely notice, as the SEC has recognized. The guidance provided by SEC Release No. 34-33768 (the “1994 Release”) reminds registrants of the fact that getting information to securityholders may be slowed because of the internal procedures of banks and brokers. The Company may avoid such delay caused by indirect communication and instead afford securityholders greater opportunity to review new information by choosing a means most likely to get information directly to stockholders. Given the Company’s limited corporate existence, a mailing would likely not arrive prior to a scheduled special meeting if changes are made in the 48 hours prior, effectively depriving securityholders entirely of the opportunity to vote at all, and would provide securityholders less time to review revised deal terms.

In summary, the Company intends to provide at least 48 hours notice of changes to the terms of the Transaction prior to the special meetings of the Company’s warrantholders and stockholders. The Company will disseminate information concerning new transaction details in the manner most likely to provide stockholders with sufficient time to make an informed voting decision and with the opportunity to vote on a deal and not be deprived of such right due to the SPAC’s limited corporate existence.

Notes to unaudited pro forma condensed combined financial information, page 134

Note 1: Notes to unaudited pro forma condensed combined balance sheets, page 134

30.	We note your disclosure in footnote 1, indicating that the pro forma information has been prepared assuming 30.3 million company warrants, or 50% of the total outstanding company warrants, will be repurchased at a price of $0.50 per warrant, and that 50% of the total outstanding company warrants will remain outstanding after consummation of the transaction.

Please expand your disclosure to explain why you considered this 50% warrant redemption scenario to be factually supportable and to indicate whether any other scenarios are also plausible. To the extent other warrant redemption scenarios are plausible, your pro forma presentation may need to address the range of such additional scenarios.

The Revised Proxy Statement has been amended (page 139) in accordance with the Staffs comment by adding the following amended note 1.

1. Represents the estimated cash component of the Warrant Redemption. The pro forma information has been prepared assuming 30,300,000 Company Warrants, or approximately 50% of the total outstanding Company Warrants, will be repurchased at an estimated price of $0.55 per warrant, and that the remaining outstanding Company Warrants will be amended in accordance with the Warrant Amendment Proposal. Any potential expenses associated with the Warrant Redemption or amendment of the Warrant Agreement are not reflected in the pro forma condensed combined statements of operations.

The Company expects 50% of all outstanding Company Warrants to be redeemed, as this is the minimum redemption amount permitted under the terms of the Warrant Redemption. Any warrant redemptions above 50% would reduce the number of Public Shares that can be redeemed without requiring a waiver of the minimum funds closing condition. In the unlikely event that all outstanding Company Warrants are redeemed at a price of $0.55 per warrant, the cash required for the Warrant Redemption would increase by approximately $16.7 million and the cash available for redemption of Public Shares would decrease by the same amount, which would reduce the estimated maximum number of Public Shares that may be redeemed without requiring a waiver of the minimum funds closing condition from 16,427,303, or 36.5%, to 14,765,787, or 32.8%.

31.	Please add disclosure to discuss your intended accounting treatment for the proposed modifications to your warrants as described in your warrant amendment proposal on page 78. Please cite the FASB ASC guidance that you intend to rely upon, and quantify the estimated effects of any accounting change on your financial statements.

The following discussion summarizes the issues at hand and the decisions reached regarding the warrants. In addition, the Revised Proxy Statement has been amended (page 139) in accordance with the Staffs comment and additional information provided in the footnote will include the conclusion stated and the related references described herein:

Issues

In connection with the Transaction, at least 50% of the 60,600,000 outstanding Company Warrants will be redeemed and the terms of the remaining 50% of the outstanding Company Warrants will be amended. The Company Warrants include 15,600,000 Private Warrants that are owned by the sponsor, which is an indirectly wholly-owned by John Catsimatidis, who will also be an executive of the Company following the Transaction. The sponsor also owns an additional 2,500,000 warrants, which we refer to as the Sponsor Warrants, that are not subject to redemption, but will be amended to have the same terms as the Company Warrants, as amended.

Management must determine: (i) whether the amendment of the Sponsor Warrants will result in the recognition of compensation expense; and (ii) the proper classification of the amended Company Warrants as debt, mezzanine equity, or permanent equity.

Background

Compensation

The guidance in ASC Topic 718, Compensation – Stock Compensation considers share-based payments awarded to employees to be compensation unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The guidance does not apply to share-based transactions for other than employee services, and it refers to other guidance for different types of share-based transactions. 1

Because the Company does not meet the definition of a business, the Transaction is not considered a business combination under the scope of Topic 805, Business Combinations. However, the SEC guidance governing reverse recapitalizations states “The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”2 Therefore, we believe it is appropriate to apply the guidance in Topic 805 in determining whether share-based payment awards issued in a business combination are part of the consideration transferred or are for continued service.

According to the guidance in Topic 805:

[1]	ASC Topic 718-10-15 Compensation – Stock Compensation: Overall ¶4, 5.a. Transactions
[2]	SEC Staff Views – Division of Corporation Finance – Financial Reporting Manual Topic 12: Reverse Acquisitions and Reverse Recapitalizations ¶12100.1

“If the acquirer is obligated to replace the acquiree awards, either all or a portion of the fair-value-based measure of the acquirer’s replacement awards shall be included in measuring the consideration transferred in the business combination… for purposes of applying this requirement, the acquirer is obligated to replace the acquiree’s awards if replacement is required by any of the following:

a. The terms of the acquisition agreement

b. The terms of the acquiree’s awards

c. Applicable laws or regulations.

. . . If the acquirer replaces [awards that expire as a consequence of a business combination] even though it is not obligated to do so, all of the fair-value-based measure of the replacement awards shall be recognized as compensation cost in the postcombination financial statements . . .

To determine the portion of a replacement award that is part of the consideration transferred for the acquiree, the acquirer shall measure both the replacement awards granted by the acquirer and the acquiree awards as of the acquisition date in accordance with Topic 718. The portion of the fair-value-based measure of the replacement award that is part of the consideration transferred in exchange for the acquiree equals the portion of the acquiree award that is attributable to precombination service.”3

Classification

We referred to the AICPA’s Working Draft Technical Practice Aid (“TPA”) on Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments (Working Draft Based on Existing Authoritative Literature as of December 1, 2006) in determining the proper accounting for the Company Warrants. Although the guidance is somewhat outdated, it provides a good starting point for identifying the applicable accounting guidance.

The following summary is based on the decision tree in Chapter 2: Roadmap for Accounting for Freestanding Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

1.	At inception, does the financial instrument (other than an outstanding share) (a) embody an obligation to repurchase the issuer’s equity shares, or is it based on variations in the fair value of such an obligation, and (b) require or may require the issuer to settle the obligation by transferring assets? [1]

No. The warrant is a written call option to purchase a fixed number of shares of the Company’s common stock and does not require the Company to repurchase the shares or settle the obligation in cash. Additionally, the shares being delivered via exercise of the Company Warrant are not redeemable.

[3]

ASC Topic 805-30-30 Business Combinations: Goodwill or Gain from Bargain Purchase, Including Consideration Transferred – Initial Measurement ¶9-11 Acquirer Share-Based Payment Awards Exchanged for Awards Held by the Acquiree’s Employees

2.	Does the financial instrument embody an obligation that the issuer must or may settle by issuing a variable number of its equity shares for which the counterparty payoff is based solely or predominantly on any one of the following: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares, or (c) variations inversely related to changes in the fair value of the issuer’s equity shares? [2]

No. The Company Warrant provides for delivery of a fixed number of shares, or a variable number of shares if net share settled. The monetary value of the shares delivered varies directly with the stock price of the Company’s common stock. The monetary value of the obligation to deliver these shares is not based on a fixed monetary amount, variations in something other than the fair value of the Company’s common stock or variations inversely related to changes in the fair value of the Company’s common stock.

3.	Is the financial instrument indexed solely to the Company’s own stock? [5]

Yes. The monetary value of the shares delivered upon exercise of the Company Warrant is based solely on variations in the fair value of the Company’s stock price and is therefore considered indexed solely to the Company’s own common stock.

4.	Evaluate the financial instrument under EITF Issue No. 00-19 (primarily Topic 815-40) for classification guidance at each balance sheet date. Is net-cash settlement required or can the holder elect net-cash settlement (including the ability to elect net-cash settlement if an event occurs that is outside the control of the issuer)? [12]

No. The Company Warrant’s provisions only allow for gross physical settlement of the instrument by the holder (Section 3.3.1). The Company may, in its sole discretion, require the holder to “cashless exercise” the warrant and physically receive the net shares with a monetary value equal to the intrinsic value of the warrant upon exercise (Section 3.3.1), or may provide the holder with a net cash settlement (Section 3.3.2). In no event will the Company be required to provide the registered holder of a Company Warrant with a net cash settlement or other consideration in lieu of physical settlement in shares of common stock (Section 3.3.2).

5.	Have all the conditions for equity classification in paragraphs 12-32 of EITF Issue No. 00-19 (Topic 815-40-25 paragraphs 7-35 and Topic 815-40-55 paragraphs 2-6) been met? These conditions must be evaluated at each balance sheet date. [13]

Yes.

There are no events that are not within the Company’s control that could require net cash settlement of the Company Warrants, except in those limited circumstances in which holders of the underlying shares would also receive cash (for example, change in control, final liquidation of the Company, etc).4

[4]	Topic 815-40-25 ¶7-9 and Topic 815-40-55 ¶2-6

All of the following conditions, which are required for the Company warrants to be classified as equity, have been met:5

a.	Although the contract requires settlement with registered shares, the Company Warrants are not exercisable unless a registration statement relating to the underlying stock is effective and current (Section 3.2.1). The contract also specifies:

“In no event will the Company be required to provide the Registered Holder of a Warrant with a Net Cash Settlement or other consideration in lieu of physical settlement in shares of Common Stock, regardless of whether the Common Stock underlying the Warrants is registered pursuant to an effective registration statement. Accordingly, the Warrants may expire unexercised and worthless if a current registration statement covering the Common Stock is not effective at the time such Warrant is exercised.” (Section 3.3.2)

Given this language, we believe that share delivery is within the control of the Company.6

b.	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the Company Warrant could remain outstanding.

c.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

d.	There are no required cash payments to the warrantholder in the event the Company fails to make timely filings with the SEC.

e.	The warrantholder is not protected from decreases in the Company’s price per share of common stock and, therefore, has no “top-off” or “make-whole” adjustments that could be made.

f.	There are no provisions in the contract that indicate that the warrantholder has rights that rank higher than those of a holder of the common stock underlying the contract.

g.	There is no requirement in the contract to post collateral at any point or for any reason.

The contract does not contain a registration payment arrangement.

Conclusion

Compensation

[5]	Topic 815-40-25-10
[6]	Topic 815-40-25 ¶11-16

The sponsor purchased the 15,600,000 Private Warrants at market value, and no compensation expense was recognized at the time of the purchase. These Private Warrants are being modified on the same basis as the other Company Warrants; therefore, we believe that they should not be considered an outstanding employee award. Instead, they are a portion of the consideration Chaparral is deemed to be issuing in exchange for the net monetary assets of the Company and are clearly for a purpose other than compensation for services. As such, they will be accounted for on the same basis as the other Company Warrants.

The Sponsor Warrants do not have the same terms as the Company Warrants, and compensation expense was recognized at the grant date. Therefore, we believe the amendment of these Sponsor Warrants should be considered a replacement for awards held by employees of the acquiree as described in Topic 805.

Because the terms of the Merger Agreement obligate us to replace these awards, we will record compensation expense only for the excess of the fair value of the replacement award over the fair value of the initial award measured as of the acquisition date, if any. The fair value of the initial award measured as of the acquisition date will be included in the consideration transferred in the business combination.

Classification

The outstanding Company Warrants are currently classified as permanent equity; therefore, the cash redemption of at least 50% of those Company Warrants will be reported as a reduction of contributed capital.7

Based on the background information discussed above, the amended Company Warrants that remain outstanding will be classified as permanent equity; the classification conditions will be evaluated at each balance sheet date. The warrants will be initially measured at fair value, but subsequent changes in fair value will not be recognized as long as the Company Warrants continue to be classified as equity.8

[7]	Topic 815-10-40-1
[8]	Topic 815-10-30-1 and Topic 815-10-35-2

The Incentive Plan Proposal, page 140

32.	We note your disclosure on page 244 that new employment agreements will be entered into as a condition to closing, and that they will provide for “the minimum amount of bonus the executive officer may be awarded in any year, the minimum amount of equity awards to be granted to the executive officer each year under the Incentive Plan [and] eligibility to participate in the Company’s ... incentive benefit plans.” Please revise the Incentive Plan Proposal to include all of the disclosure required by Item 10 of Schedule 14A, including the New Plan Benefits table.

The Revised Proxy Statement has been amended (page 149) in accordance with the Staff’s comments.

Employment Agreements, page 224

33.	If known, please disclose the amount of each type of compensation to be granted to each executive officer pursuant to the employment agreements.

The Revised Proxy Statement has been amended (page 231) in accordance with the Staff’s comments.

Financial Statements

General

34.	Please revise your index to Financial Statements on page F-1 to reflect proper periods presented in your financial statements.

The Revised Proxy Statement has been amended (page F-1) in accordance with the Staff’s comment.

35.	Please include the period from June 25, 2007 (inception) to August 31, 2007 in your Statements of Operations on page F-4 and Statements of Cash Flows on page F-6 to comply with Rule 3-02(a) of Regulation S-X.

The Revised Proxy Statement has been amended (pages F-4 and F-6) in accordance with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

36.	Please ask your auditor BDO Seidman, LLP to revise its audit report to cover the period from June 25, 2007 (inception) to August 31, 2007.

The Revised Proxy Statement has been amended (page F-2) in accordance with the Staff’s comment.

Please direct any questions or further communications relating to the above to Adam Mimeles or Martin Bring at (212) 370-1300. Thank you for your attention to this matter.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP